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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045949

SEC MAIL PROCESSING SECTION RECEIVED MAR 0 2 2015 WASH, D.C. 124

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Hartford Funds Distributors, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Matsonford Road Building 5 Suite 300
(No. and Street)

Radnor (City) PA (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Shannon O'Neill 610-386-4034
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

City Place I 185 Asylum St 32nd Fl (Address) Hartford (City) CT (State) 06103-3402 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*
SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/14/15

AFFIRMATION

I, Gregory Frost, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Gregory Frost
Chief Financial Officer

I, Shannon O'Neill, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Hartford Funds Distributors, LLC (the "Company") as of and for the year ended December 31, 2014, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Shannon O'Neill
VP and Controller

Subscribed to before me this day of 26, February, 2015.

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Charlene DeLan, Notary Public
Upper Frederick Twp., Montgomery County
My Commission Expires Oct. 22, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Hartford Funds Distributors, LLC

(A Wholly Owned Subsidiary of
Hartford Funds Management Group, Inc.)

(SEC I.D. No. 8-51290)

Statement of Financial Condition as of December 31, 2014, and Report of Independent Registered Public Accounting Firm

Filed pursuant to Regulation 17a-5(e)(3) Under the SEC Act of 1934 as a **PUBLIC** document

Deloitte.

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, CT 06103
USA

www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Hartford Funds Management Group, LLC and Member of Hartford Funds Distributors, LLC

We have audited the accompanying statement of financial condition of Hartford Funds Distributors, LLC (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Hartford Funds Distributors, LLC as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 26, 2015

HARTFORD FUNDS DISTRIBUTORS, LLC
(A Wholly Owned Subsidiary of Hartford Funds Management Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014
($ in thousands)

ASSETS

Cash and cash equivalents	$	69,526
Prepaid commissions		11,256
Receivables:		
Hartford Funds		5,066
Affiliates		3,600
Other assets		683
TOTAL ASSETS		90,131

LIABILITIES AND MEMBER'S EQUITY

Accrued compensation and benefits		14,954
Accrued expenses and other liabilities		17,357
Due to affiliates		9,392
Total liabilities		41,703
Commitments and Contingencies (Note 6)		
Member's capital		20,104
Accumulated earnings		28,324
Total member's equity		48,428
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	90,131

See notes to statement of financial condition.

($ IN THOUSANDS)

1. ORGANIZATION

Hartford Funds Distributors, LLC (the "Company" or "HFD") is a single member Limited Liability Company and a wholly-owned subsidiary of Hartford Funds Management Group, Inc. ("HFMG"), whose ultimate parent is The Hartford Financial Services Group, Inc. ("The Hartford" or "Parent").

HFD is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is a limited purpose broker-dealer and agent for the sale and distribution of shares of capital stock of Hartford Mutual Funds, Inc., Hartford Mutual Funds II, Inc., Hartford Series Fund, Inc., Hartford HLS Series Fund II, Inc., and Hartford Alternative Strategies Fund (collectively, "Hartford Funds") as well as the distribution of Hartford Funds 529 Plan products. These shares are directly advised or serviced by HFMG and its consolidated subsidiaries.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Accounting Estimates — The statement of financial condition is prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Significant estimates in the Company's statement of financial condition include the need for a valuation allowance for deferred tax assets and for contingent liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents — Cash and cash equivalents represent cash on deposit in commercial bank checking accounts and money market securities with an original maturity of 30 days or less when purchased.

Prepaid Commissions — Prepaid commissions are paid to external broker-dealers on sales of class A, B, and C shares of Hartford Funds. The Company recovers prepaid commissions through monthly receipt of distribution fees from Hartford Funds or through early redemption of shares within the contingent deferred sales charge ("CDSC") period. Prepaid commissions resulting from sale of shares of Hartford Funds are amortized on a straight-line basis over a 12 to 72 month period depending on the share class, or until the underlying shares are redeemed. Commissions on sales of $1,000 or more for Class A are amortized over 18 months. Commissions on class B shares sold in Hartford Funds 529 plans are amortized over 72 months. Commissions on class C shares are amortized over 12 months. The Company periodically reviews the recoverability of prepaid commissions as events or changes in circumstances indicate that the carrying amount may not be recoverable and adjust them accordingly. Based upon the Company's assessment as of December 31, 2014, no impairment occurred.

Receivables from Hartford Funds— Receivables from Hartford Funds include distribution fees and are carried at cost.

Receivables from Affiliates and Due to Affiliates —Amounts due from/to affiliates primarily include receivables/payables from/to The Hartford and its subsidiaries for income tax recoveries, deferred income tax assets and general operating expenses as described in Note 4.

Income Taxes — The Company is a limited liability company which allows it to be disregarded as a separate legal entity under federal and certain state income tax requirements such that operating activities are considered those of its Parent company and would be included in its Parent's consolidated federal income tax return and certain combined state income tax returns. However, the Company and The Hartford have entered into a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, is consistent with the "parent down" approach. Under this approach, the Company's deferred tax assets and tax attributes are considered realized by it so long as the entities included in The Hartford's consolidated Federal income tax return are able to recognize (or currently use) the related deferred tax asset or attribute. Thus, the need for a valuation allowance is determined at the consolidated return level rather than at the level of the individual entities comprising the consolidated group. It was determined that no valuation allowance was necessary as of December 31, 2014, as the consolidated group believes it is more likely than not that the deferred tax assets will be fully realized.

The Company accounts for income taxes using the asset and liability method of accounting for income taxes under GAAP. Thus, deferred income tax assets and liabilities are established for the "temporary differences" between amounts of assets and liabilities for reporting purposes and such amounts measured by tax laws and regulations.

Revenue recognition— The Company has a Related Party Services Agreement (the "Related Party Agreement") with Hartford Funds Management Company, LLC ("HFMC"). Under the terms of the Related Party Agreement, HFMC compensates the Company for providing distribution, shareholder support, administrative and other services in support of the Company's role as the exclusive selling agent and principal underwriter. Related party services are earned in the period in which services are performed and are paid pursuant to the terms of the respective contractual agreement, which requires monthly payment.

Distribution fees are recorded as revenue in the period in which services are performed and are presented net of commission expense incurred from external broker-dealers. Distribution fees include Rule 12b-1 fees which are collected in connection with activities intended to result in the sale of Hartford Funds for costs related to distribution and servicing of classes A, B, C, R3, and R4. Hartford Funds allows for payment to the Company of 25 basis points of average daily net assets under management on an annual basis for class A shares, 100 basis points for class B and class C shares, 50 basis points for class R3 shares, and 25 basis points for class R4 shares.

Underwriter concession represents the Company's retention of a portion of the sales commission on the sales of certain classes of Hartford Funds.

Other revenue primarily consists of up-front sales charge on the sale of class A and class C shares of Hartford Funds and revenue from shareholders' early redemption of shares within the CDSC period. Other revenue is recognized when services are performed or when contractual obligations are fulfilled.

Advertising and Promotion — Advertising and promotion costs are expensed as incurred.

New Accounting Pronouncements — In May 2014, the FASB issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively for years beginning after December 15, 2016, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the adoption. Early adoption is not permitted. The Company has not yet determined its method for adoption or estimated the effect of the adoption on the statement of financial condition.

3. FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards establish a framework for measuring fair value by creating a hierarchy for observable independent market inputs and unobservable market assumptions and expands disclosures about fair value measurements. Considerable judgment may be required in interpreting market data used to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value. The hierarchy has three levels described as follows:

Level 1 — Inputs represent unadjusted quoted prices for identical assets or liabilities exchanged in active markets.

Level 2 — Inputs include quoted prices for similar assets or liabilities exchanged in active or inactive markets.

Level 3 — Inputs include unobservable inputs used in the measurement of assets and liabilities, including the Company's own assumptions. The Company does not value any assets or liabilities using Level 3 inputs.

In many situations, inputs used to measure the fair value of an asset or liability position may fall into different levels of the fair value hierarchy. In these situations, the Company will determine the level in which the fair value falls based upon the lowest level input that is significant to the determination of the fair value. Transfers of securities among the levels occur at the beginning of the reporting period; however, the Company had no transfers between levels for the year ended December 31, 2014.

The fair value of cash equivalents in an active and orderly market (e.g. not distressed or forced liquidation) are determined by management after considering one of three primary sources of information: third-party pricing services, independent broker quotations, or pricing matrices. When applicable, security pricing is applied using a "waterfall" approach whereby publicly available prices are first sought from third-party pricing services, the remaining unpriced securities are submitted to independent brokers for prices, or lastly, securities are priced using a pricing matrix. For Level 1 investments, valuations primarily from third-party pricing services are based on observable inputs that reflect quoted prices for identical assets in active markets that the Company has the ability to access at the measurement date. For Level 2 investments, valuations primarily from third-party pricing services are based on observable inputs that reflect quoted prices for similar assets in markets that may be less active than for Level 1 investments, but that the Company has the ability to access at the measurement date.

The following table presents assets measured or disclosed at fair value on a recurring basis:

	Level 1	Level 2	Level 3	Total
Money market funds	$ 69,024	$ -	$ -	$ 69,024

All other assets and liabilities are carried at contractual amounts approximating fair value because of their short-term nature.

4. TRANSACTIONS WITH AFFILIATES

Receivables from affiliates include $1,797 from The Hartford and its subsidiaries for income tax recoveries, $1,760 from HFMC for services provided under the Related Party Agreement, and $43 for deferred tax asset.

The Hartford has three primary equity-based compensation plans and has allocated expense of $737 to the Company for the year ended December 31, 2014. Equity-based compensation expense allocated from The Hartford is reported as a contribution from Parent in member's capital on the statement of financial condition. The Company's net income tax benefit recognized for equity-based compensation was $43 for the year ended December 31, 2014. The Company did not capitalize the cost of equity-based compensation.

Transactions with affiliates may not be inclusive of all economic benefits received from or provided to our Parent or our affiliates. Transactions with affiliates are settled monthly with cash transfers.

5. BENEFIT PLANS

Substantially all employees of the Company are eligible to participate in The Hartford Investment and Savings Plan under which designated contributions may be invested in common stock of The Hartford or certain other investments. The Hartford's contributions include a non-elective contribution of 2.0% of eligible compensation and dollar-for-dollar matching contribution of up to 6.0% of eligible compensation contributed by the employee each pay period. The Hartford also maintains a non-qualified Investment Savings Plan. Eligible compensation includes overtime and bonus but is limited to a total, for the Investment and Savings Plan and Excess Savings Plan combined, of $1,000 annually.

6. INCOME TAXES

Deferred tax assets as of December 31, 2014 of $43 are included in receivables from affiliates on the statement of financial condition and is attributable to equity-based compensation. In management's judgment, the net deferred tax asset will more likely than not be realized. Accordingly no valuation allowance has been recorded.

At December 31, 2014, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Company files income tax returns in the U.S. federal jurisdiction, and various states and foreign jurisdictions. The Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2007. The audit of the years 2007-2011 is expected to conclude in 2015 with no material impact on the statement of financial condition or statement of operations. Management believes that adequate provision has been made in the financial statements for any potential assessments that may result from tax examinations and other tax-related matters for all open tax years.

7. CAPITAL RESERVE REQUIREMENTS

The Company, as a registered broker-dealer in securities, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. In addition, the Company may be prohibited from expanding its business or paying cash membership interest if its ratio of aggregate indebtedness to net capital is greater than 10:1.

Advances to The Hartford and its affiliates, membership interest payments, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.

Net capital information is presented in the following table as of December 31, 2014:

Required net capital	$ 2,780
Net capital	$ 26,443
Ratio of aggregate indebtedness to net capital	1.58:1

8. COMMITMENTS AND CONTINGENCIES

Mutual Funds Litigation - In February 2011, a derivative action was brought on behalf of six Hartford retail mutual funds in the United States District Court for the District of New Jersey, alleging that the Company received excessive advisory and distribution fees in violation of its statutory fiduciary duty under Section 36(b) of the Investment Company Act of 1940. The Company moved to dismiss and, in September 2011, the motion was granted in part and denied in part, with leave to amend the complaint. In November 2011, plaintiffs filed an amended complaint on behalf of The Hartford Global Health Fund, The Hartford Conservative Allocation Fund, The Hartford Growth Opportunities Fund, The Hartford Inflation Plus Fund, The Hartford Advisors Fund, and The Hartford Capital Appreciation Fund. Plaintiffs seek to rescind the investment management agreements and distribution plans between the Company and these funds and to recover the total fees charged thereunder or, in the alternative, to recover any improper compensation the Company received, in addition to lost earnings.

The Company filed a partial motion to dismiss the amended complaint and, in December 2012, the court dismissed without prejudice the claims regarding distribution fees and denied the motion with respect to the advisory fee claims. In March 2014, the plaintiffs filed a new complaint that, among other things, added as new plaintiffs The Hartford Floating Rate Fund and The Hartford Small Company Fund and named as defendant HFMC, which assumed the role as adviser to Hartford Funds as of January 2013. Discovery is ongoing. HFMC and the Company dispute the allegations and expect to file a motion for summary judgment in the second quarter of 2015.

There is an inherent difficulty in predicting litigation outcomes, many of which, including the matter specifically identified above, purport to seek substantial damages for unsubstantiated conduct spanning a multi-year period based on novel application of complex legal theories. The alleged damages are not quantified or factually supported in the complaint, and, in any event, the Company's experience shows that demands for damages often bear little relation to a reasonable estimate of potential loss. The court has made no substantive legal decisions defining the scope of the claims or the potentially available damages, and no legal precedent has been identified that would aid in determining a reasonable estimate of potential loss. Accordingly, management cannot reasonably estimate the possible loss or range of loss, if any, or predict the timing of the eventual resolution of these matters.

9. SUBSEQUENT EVENTS

The Company evaluated subsequent events through February 26, 2015, the date this statement of financial condition was available for issuance. No events were noted that were required to be recorded or disclosed in the statement of financial condition.

* * * * * *